SunAmerica Asset Management Corp. 2929 Allen Parkway Houston, TX 77019-2118 713.831.5165 713.831.2258 Fax Nori.Gabert@valic.com Nori L. Gabert Vice President and Deputy General Counsel

VIA EDGAR

September 25, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SunAmerica Series Trust
Post-Effective Amendment No. 66 to the
Registration Statement on Form N-1A
SEC File Nos. 33-52742, 811-7238

Commissioners:

On behalf of SunAmerica Series Trust (the “Registrant”), this letter responds to comments provided by Jeffrey A. Foor of the Securities and Exchange Commission (the “Commission”) on September 21, 2012, with respect to Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on July 20, 2012, to register shares of the Protected Asset Allocation SAST Portfolio, a new series of the Registrant (hereinafter referred to as the “Portfolio”). Set forth below is each comment and the Registrant’s response thereto. Terms used herein have the same meaning as those set forth in the Registration Statement.

1.	Comment: Please provide the completed Fee Table and Expense Example.

Response:    The requested disclosure is included as an Appendix to this response letter.

2.	Comment: Please explain supplementally those federal securities laws which the Registrant relied on for this type of layering fund structure

Response:    The Registrant believes the proposed fund structure whereby the Portfolio invests its assets in the American Funds Insurance Series (“AFIS”) Protected Asset Allocation Fund (the “Master Protected Fund”), and such Master Protected Fund invests a component in another AFIS fund, the Asset Allocation Fund or “Underlying Fund,” is permissible under the Investment Company Act of 1940, as amended (the “1940 Act”), based on the following analysis:

SEC File Nos. 33-52742, 811-7238

—	The investment by the insurance company separate account (a UIT) in the Portfolio (or feeder fund) relies on Section 12(d)(1)(E) of the 1940 Act.
—	The Portfolio’s (or feeder fund’s) investment in the Master Protected Fund relies on Section 12(d)(1)(E) of the 1940 Act.
—

The Master Protected Fund’s investment in the Underlying Fund constitutes a fund-of-funds arrangement where the top fund invests in the Underlying Fund in reliance on Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 under the 1940 Act.

—

The Master Protected Fund’s investment in exchange traded futures relies on exemptive relief granted to AFIS permitting investment in “other instruments” in addition to investing in permissible “investment securities” as permitted by Rule 12d1-2 of the 1940 Act.

3.	Comment: Please explain whether the Portfolio and/or the Master Protected Fund imposes a distribution or service fee pursuant to Rule 12b-1 of the 1940 Act.

Response:    The Portfolio is subject to a Rule 12b-1 Plan that provides for a service fee payable at an annual rate of up to 0.25% of the average daily net assets of such class of shares. While the AFIS Board of Trustees has adopted a plan of distribution for the Class P1 shares of the Master Protected Fund, which provides for annual expenses of up to 0.25% of the assets of the Class P1 shares, the AFIS’ Board of Trustees has not authorized any payments under the Plan.

4.	Comment: Please provide the file number references for the AFIS Notice and Exemptive Order permitting the AFIS Funds to rely on Rule 12d1-2 under the 1940 Act that permits the Overlay Component to invest in “other instruments.”

Response:    The Notice is Investment Company Act Release No. 29981 (File No. 812-14007) issued on March 14, 2012 and the Order is Investment Company Act Release No. 30033, issued April 10, 2012.

5.	Comment: Please include the Tandy representation in your response letter.

Response:    The Tandy representation appears below.

The Registrant acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the Untied States.

SEC File Nos. 33-52742, 811-7238

If you have any questions, please feel free to call me at 713-831-5165 or Louis DuCote at 713-831-1312.

Very truly yours,

/s/ NORI L. GABERT

Nori L. Gabert

Vice President and Deputy General Counsel

SunAmerica Asset Management Corp.

Enclosures

cc:    Jeffrey A. Foor

Appendix

PORTFOLIO SUMMARY: PROTECTED ASSET ALLOCATION SAST PORTFOLIO

Investment Goal

The Portfolio’s investment goal is high total return (including income and capital gains) consistent with preservation of capital over the long term while seeking to manage volatility and provide downside protection.

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. The Portfolio’s annual operating expenses do not reflect the separate account fees charged in the variable annuity or variable life insurance policy (“Variable Contracts”) in which the Portfolio is offered. Please see your Variable Contract prospectus for more details on the separate account fees.

Annual Portfolio Operating Expenses (1)(expenses that you pay each year as a percentage of the value of your investment)

Management Fees(2)(3)		1.20%
Distribution and/or Service (12b-1) Fees		0.25%
Other Expenses(4)
Other Master Fund Expenses(5)	0.33%
Acquired Fund Fees and Expenses of the Master Fund	0.30%
Other Portfolio Expenses(6)	0.10%
Total Other Expenses		0.73%
Total Annual Portfolio Operating Expenses		2.18%
Less Fee Waivers and/or Reimbursements(2)(3)(5)(6)		-0.87%
Total Annual Portfolio Operating Expenses After Waivers and/or Reimbursements		1.31%

(1)	Amounts reflect the total expenses of the Portfolio and the Master Protected Fund (as defined herein).
(2)	SunAmerica Asset Management Corp. (“SAAMCo”) has entered into a contractual agreement with SunAmerica Series Trust (the “Trust”) under which it will waive 0.70% of its advisory fee for such time as the Portfolio is operated as a feeder fund, because during that time it will not be providing the portfolio management portion of the advisory and management services to be provided under its investment advisory and management agreement with the Trust. This fee waiver will continue indefinitely as long as the Portfolio is part of a master-feeder fund structure and cannot be reduced or eliminated without Board approval.
(3)	Capital Research and Management Company (“Capital Research”) currently waives a portion of its management fee equal to 0.05% of the Master Protected Fund’s net assets.
This waiver reimbursement will be in effect through at least December 31, 2013, unless modified or terminated by the Master Protected Fund board. Capital Research may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the Master Protected Fund Board.
(4)	Other expenses” are based on estimated amounts for the current full fiscal year.
(5)	Capital Research is currently reimbursing a portion of the expenses so that they will not exceed 0.28%. This waiver and reimbursement will be in effect through at least December 31, 2013, unless modified or terminated by the Master Protected Fund board. Capital Research may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the Master Protected Fund Board.
(6)	SAAMCo has contractually agreed to reimburse the expenses of the Portfolio until December 31, 2013, so that the Portfolio’s Total Annual Portfolio Expenses After the Expense Reimbursement does not exceed 0.53%. For purposes of the Expense Limitation Agreement, “Total Annual Portfolio Operating Expenses” shall not include extraordinary expenses, as determined under generally accepted accounting principles, or acquired fund fees and expenses. Any waivers or reimbursements made by SAAMCo with respect to the Portfolio are subject to recoupment from the Portfolio within the following two years, provided that the Portfolio is able to effect such payment to SAAMCo and remain in compliance with the applicable expense limitations. This agreement will be renewed in terms of one year unless terminated by the Board of Trustees prior to any such renewal.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses include expense reimbursements for one year. The Example does not reflect charges imposed by the Variable Contract. See the Variable Contract prospectus for information on such charges. The Example reflects the aggregate expenses of both the Master Protected Fund and the Portfolio and assumes that any fee waiver and/or reimbursement continues for one year. Although your actual costs may be higher or lower, based on these assumptions and the Total Annual Portfolio Operating Expenses After Fee Waiver shown in the fee table, your costs would be:

	1 Year	3 Years
Class 3 Shares	$133	$451